[redacted]

13013630

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

| SEC FILE NUMBER |
|---|
| 8-39012 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294-7898
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*SEC 1410 (06-02)*

DD 3/9/13

**AFFIRMATION**

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2012, is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6084353
Qualified in New York County
Commission Expires June 16, 2015

## BGC FINANCIAL, L.P.

### TABLE OF CONTENTS


| This report ** contains (check all applicable boxes): | | | Page |
|---|---|---|---|
| (x) | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing Page. | |
| (x) | (b) | Consolidated Statement of Financial Condition. | 3 |
| ( ) | (c) | Consolidated Statement of Operations. | |
| ( ) | (d) | Consolidated Statement of Cash Flows. | |
| ( ) | (e) | Consolidated Statement of Changes in Partners' Capital. | |
| ( ) | (f) | Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable). | |
| (x) | | Notes to Consolidated Statement of Financial Condition. | 4 |
| ( ) | (g) | Computation of Net Capital (Alternative Method) for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | |
| ( ) | | Reconciliation of Amounts in Consolidated Financial Statements to amounts of Form X-17A-5 | |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable). | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable). | |
| ( ) | (k) | Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts | |
| (x) | (l) | An Affirmation. | |
| ( ) | (m) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition with Respect to Methods of Consolidation (Not Required). | |
| ( ) | (n) | Supplementary Report on Internal Control | |


*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

## Report of Independent Registered Public Accounting Firm

To the Partners of
BGC Financial, L.P.

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P., (the "Partnership") of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

### Management's Responsibility

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of BGC Financial, L.P., as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2013

# BGC Financial, L.P.

## Consolidated Statement of Financial Condition

December 31, 2012
*(In Thousands)*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 73,580 |
| Cash segregated under federal and other regulations | 2,000 |
| Receivables from broker-dealers and clearing organizations | 176,870 |
| Receivables from related parties | 56,897 |
| Accrued commissions receivable | 24,243 |
| Loan receivables from employees | 1,167 |
| Fixed assets, net | 3,193 |
| Goodwill | 1,821 |
| Other assets | 4,916 |
| Total assets | $ 344,687 |
| | |
| **Liabilities and partners' capital** | |
| Accrued compensation | $ 9,975 |
| Payables to broker-dealers and clearing organizations | 161,320 |
| Payables to related parties | 10,710 |
| Accounts payable, accrued and other liabilities | 11,198 |
| Total liabilities | 193,203 |
| | |
| Partners' capital | 151,484 |
| | |
| Total liabilities and partners' capital | $ 344,687 |

*See notes to the consolidated statement of financial condition.*

## 1. General and Summary of Significant Accounting Policies

BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd, ("Shoken"), a wholly owned subsidiary of BGCF is a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), a limited partner and BGCF Holdings LLC (1%) a general partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

### Use of Estimates

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

### Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

#### *Commissions*

Commission revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues are recognized on a trade date basis.

## 1. General and Summary of Significant Accounting Policies (continued)

### *Principal Transactions*

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues are recognized on a trade date basis.

### Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

### Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents funds received in connection with customer activities that the Partnership is obligated to segregate or set aside to comply with regulations mandated by the U.S. Securities and Exchange Commission ("SEC") that have been promulgated to protect customer assets.

### Fixed Assets, Net

Fixed assets are carried at cost net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, typically three to five years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

### Loan Receivables from Employees

Loan receivables from employees are advances on bonuses and salaries and other loan contracts that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the loans and other advances as agreed under the contracts. As such, the Partnership does not have an allowance related to loan receivables from employees.

**1. General and Summary of Significant Accounting Policies (continued)**

**Income Taxes**

Income taxes are accounted for under FASB guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

BGC Financial, LP, is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, LP, which is owned indirectly by BGC. BGC Partners, LP is taxed as a U.S. partnership, and files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGC Partners, LP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGC Partners, LP based upon its proportionate share of BGC Partners, LP's UBT liabilities. Shoken, a wholly owned subsidiary of BGC Financial, LP, (collectively, the "Partnership") is responsible for Federal and state taxes as it relates to its foreign subsidiary, along with other local Japanese taxes.

**Recently Adopted Accounting Pronouncements**

As of and for the annual period ended December 31, 2012, the Partnership early adopted the FASB's guidance on *Intangibles—Goodwill and Other—Testing Indefinite-Lived Intangible Assets for Impairment,* which simplifies how entities test indefinite-lived intangible assets for impairment. This guidance allows entities to first assess qualitative factors to determine whether

## 1. General and Summary of Significant Accounting Policies (continued)

it is more likely than not that an indefinite-lived intangible asset is impaired. If a more than fifty percent likelihood exists that an indefinite-lived intangible asset is impaired, then a quantitative impairment test must be performed by comparing the fair value of the asset with its carrying amount. The adoption of this FASB guidance did not have a material impact on the Partnership's consolidated statement of financial condition.

### New Accounting Pronouncements

In December 2011, the FASB issued guidance on *Disclosures about Offsetting Assets and Liabilities*, which will require entities to disclose information about offsetting and related arrangements to enable users of financial statements to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's consolidated statement of financial condition.

## 2. Accrued Commissions Receivable

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. The Partnership expects to fully collect the commissions receivable. As such, the Partnership does not have an allowance related to commissions receivable.

## 3. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due on undelivered securities and cash held at clearing organizations to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations.

*(In Thousands)*

## 3. Receivables from and Payables to Broker-Dealers and Clearing Organizations (continued)

At December 31, 2012, Receivables from and Payables to broker-dealers and clearing organizations consist of the following:

| | Receivables | Payables |
|---|---|---|
| Contract values of fail to deliver | $ 157,800 | $ - |
| Contract values of fail to receive | - | 149,208 |
| Deposits with clearing organizations | 11,800 | - |
| Pending trades, net | 997 | - |
| Other | 6,273 | 12,112 |
| | $ 176,870 | $ 161,320 |

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2012 have subsequently settled at the contracted amounts.

## 4. Related Party Transactions

Cantor, BGC and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services.

Additionally, other services provided by affiliates included occupancy of office space and utilization of fixed assets.

Certain employee forgivable loans issued to employees of the Partnership are held by BGC. These employee loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally three to four years.

The Partnership has a loan receivable from BGC in the amount of $50,000 which is included in Receivable from related parties in the consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

*(In Thousands)*

**5. Fixed Assets, Net**

Fixed assets, net consisted of the following:

| | December 31, 2012 |
|---|---|
| Leasehold improvements | $ 3,278 |
| Computer and communications equipment | 1,798 |
| Software | 166 |
| Furniture and fixtures | 45 |
| | 5,287 |
| Less: accumulated depreciation and amortization | 2,094 |
| Fixed assets, net | $ 3,193 |

**6. Goodwill**

On October 5, 2012, BGC completed the acquisition of Wolfe & Hurst Bond Brokers, Inc. ("Wolfe & Hurst"), a municipal bonds interdealer broker in North America. Subsequent to the acquisition, BGC contributed this business to the Partnership. The total consideration transferred and contributed value was $1,877. The excess of the consideration transferred over the fair value of the net assets acquired has been recorded as goodwill of approximately $1,821. The Partnership's allocation of the consideration transferred to the assets acquired and liabilities assumed is preliminary. The Partnership expects to finalize its analysis within the first year of the acquisition, and therefore adjustments to the preliminary allocation may occur.

**7. Income Taxes**

As of December 31, 2012, the Partnership recorded a deferred tax asset of approximately $1,108, which consists primarily of book-tax differences related to forgivable loans and exchangeability of partnership units. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal tax. The difference between the effective tax rate and the U.S. federal statutory rate for Shoken is due primarily to the net effect of non-deductible business expenses and state, local and foreign income taxes.

*(In Thousands)*

**7. Income Taxes (continued)**

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2012.

Although the Partnership is not currently under examination by the federal, state or local income tax authorities, tax years ended in December 31, 2009, 2010, and 2011 are open to adjustments by such income tax authorities.

**8. Regulatory Capital Requirements**

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodities Future Trade Commissions ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2012, the Partnership had net capital of $44,394 which was $43,376 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000. At December 31, 2012, the Partnership had partners' capital of $151,484.

**9. Financial Instruments and Off-Balance Sheet Risk**

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

*(In Thousands)*

## 9. Financial Instruments and Off-Balance Sheet Risk (continued)

The Partnership monitors counterparty activity daily and does not anticipate any non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

## 10. Commitments, Contingencies and Guarantees

### Leases

The Partnership is obligated for minimum rental payments under non-cancelable operating leases for office space, expiring in 2017.

The following table summarizes the minimum lease payments under the leases at December 31, 2012:

| Leases | |
|---|---|
| 2013 | 1,400 |
| 2014 | 1,386 |
| 2015 | 1,383 |
| 2016 | 307 |
| 2017 | 29 |
| **Total:** | $4,505 |

### Guarantees

The Partnership is a member of various securities clearing houses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the consolidated statement of financial condition.

*(In Thousands)*

**10. Commitments, Contingencies and Guarantees (continued)**

**Legal Matters**

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

The outcome of such items cannot be determined with certainty, therefore the Partnership cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position of the Partnership.

On August 24, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") filed a claim with Financial Industry Regulatory Authority ("FINRA") dispute resolution (the "FINRA Arbitration") in New York, New York against the Partnership, one of the Partnership's officers, and certain persons formerly or currently employed by Tullett Liberty subsidiaries. Tullett Liberty thereafter added Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and added 35 individual employees, who were formerly employed by the Tullett Subsidiaries, as respondents. In the FINRA Arbitration, the Tullett Subsidiaries allege that the Partnership harmed their inter-dealer brokerage business by hiring 79 of their employees, and that Partnership aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. The Partnership has generally agreed to indemnify the employees. In the FINRA Arbitration, the Tullett Subsidiaries claim compensatory damages of not less than $779 million and exemplary damages of not less than $500 million. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants.

The parties stipulated to consolidate the FINRA Arbitration with five other related arbitrations (FINRA Case Nos. 09-04807, 09-04842, 09-06377, 10-00139 and 10-01265) — two arbitrations previously commenced against Tullett Liberty by certain of its former brokers now employed by

*(In Thousands)*

**10. Commitments, Contingencies and Guarantees (continued)**

the Partnership, as well as three arbitrations commenced against the Partnership by brokers who were previously employed by the Partnership before returning to Tullett Liberty. FINRA did consolidate them. The Partnership and the employees filed their Statement of Answer and BGC's Statement of Counterclaim. Tullett Liberty responded to BGC's Counterclaim. Tullett filed an action in the Supreme Court, New York County against three of BGC's executives involved in the recruitment in the New York metropolitan area. Tullett agreed to discontinue the action in New York state court and add these claims to the FINRA Arbitration. Tullett and the Partnership have also agreed to join Tullett's claims against BGC Capital Markets, L.P. to the FINRA Arbitration. The parties and FINRA also agreed to consolidate an eighth arbitration filed against the Tullett Subsidiaries by certain of its former brokers now employed by the Partnership. The hearings in the FINRA Arbitration and the arbitrations consolidated therewith began in mid-April 2012.

Subsidiaries of Tullett filed additional claims with FINRA on April 4, 2011, seeking unspecified damages and injunctive relief against the Partnership), and nine additional former employees of the Tullett subsidiaries alleging similar claims (similar to those asserted in the previously filed FINRA Arbitration) related to the Partnership's hiring of those nine employees in 2011. These claims have not been consolidated with the other FINRA proceedings. The Partnership and those employees filed their Statement of Answer and the employees' Statement of Counterclaims, and the Tullett subsidiaries responded to the employees' counterclaims. The hearings before FINRA in this case began in October 2012, and concluded on December 20, 2012. On January 11, 2013, the FINRA panel denied Tullett's claims in their entirety, granted the employees' counterclaims, and ordered Tullett to pay the employees (collectively) approximately $368,000 in compensatory damages.

On August 10, 2012, the Tullett Subsidiaries commenced a FINRA arbitration against the Partnership, BGC USA, L.P. ("BGC USA"), an affiliate of the Partnership, and an officer and an employee of the Partnership who were formerly employed by the Tullett Subsidiaries. The Tullett Subsidiaries allege that the Partnership and BGC USA aided and abetted various alleged wrongs by the individual respondents, tortiously interfered with these individuals' employment contracts with Tullett, and violated a FINRA Rule of Conduct. The Tullett Subsidiaries also allege breaches of contract and duties of loyalty and fiduciary duties, as well as the misappropriation of trade secrets and confidential information, and the violation of a FINRA Rule of Conduct against their former employees, and seek a declaratory judgment invalidating indemnification agreements entered into between the BGC respondents and the individual

**10. Commitments, Contingencies and Guarantees (continued)**

respondents. The Tullett Subsidiaries seek compensatory damages of not less than $14 million in salaries, bonuses and other compensation and benefits they paid to the individual respondents, as well as consequential and punitive damages. The Tullett Subsidiaries also seek costs and a permanent injunction, in addition to the aforementioned declaratory judgment, against the respondents. In November 2012, the Partnership and an employee of the Partnership were dismissed as respondents, and Statements of Answer were filed on behalf of the remaining respondents.

The Partnership and its affiliates intend to vigorously defend against and seek appropriate affirmative relief in the FINRA Arbitration and the other actions, and believe that they have substantial defenses to the claims asserted against them in those proceedings, believe that the damages and injunctive relief sought against them in those proceedings are unwarranted and unprecedented, and believe that Tullett Liberty, Tullett and the Tullett Subsidiaries are attempting to use the judicial and industry dispute resolution mechanisms in an effort to shift blame to the Partnership for their own failures. However, no assurance can be given as to whether Tullett, Tullett Liberty or any of the Tullett Subsidiaries may actually succeed against either the Partnership or any of its affiliates.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty; therefore, the Partnership cannot predict what the eventual loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the consolidated financial condition.

**Risk and Uncertainties**

The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing

**10. Commitments, Contingencies and Guarantees (continued)**

is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

**11. Subsequent Events**

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition were available to be issued. There have been no material subsequent events that would require recognition in this consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.

Ernst & Young LLP

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BGC FINANCIAL, L.P.
(SEC ID. No. 8-39012)
(CFTC ID No. 0257116)

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG